11019652

SE\ MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Managed Account Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 E. Swedesford Road, Suite 310
(No. and Street)

Wayne	**PA**	**19087**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sims **609-921-0275**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 Valley Square, STE 250, 512 Township Line	**Blue Bell**	**PA**	**19422**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGladrey & Pullen, LLP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Sheila Copenhaver
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Sheila Copenhaver, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Aug. 13, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Member
Managed Account Services, LLC
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Managed Account Services, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and substantive reliance on support from affiliates raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 28, 2011

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2010
(in thousands)

Assets		
Cash and cash equivalents	$	291
Deposits with clearing broker and others		54
Receivables		164
Prepaid expenses		39
Fixed assets, at cost (net of accumulated depreciation of $37)		1
Total assets	$	549
Liabilities and Member's Equity		
Liabilities		
Due to parent	$	27
Accounts payable and accrued expenses		120
Total liabilities		147
Member's Equity		402
Total liabilities and member's equity	$	549

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Operations
Year Ended December 31, 2010
(in thousands)

Revenues		
Commission and fee income	$	498
Expenses		
Personnel costs		265
Brokerage and clearance		148
Outside services		138
Occupancy and equipment		47
Data processing and communications		21
Total expenses		619
Net loss	$	(121)

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Member's Equity	Accumulated Deficit	Total
Balance, December 31, 2009	$ 6,855	$ (6,332)	$ 523
Net loss	-	(121)	(121)
Balance, December 31, 2010	$ 6,855	$ (6,453)	$ 402

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Cash Flows
Year Ended December 31, 2010
(in thousands)

Cash Flows Used in Operating Activities		
Net loss	$	(121)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(152)
Increase in deposits with clearing broker and others		(3)
Increase in prepaid expenses		(15)
Decrease in due from affiliate		32
Decrease in payable to Parent		(1)
Decrease in accounts payable and accrued expenses		97
Net cash used in operating activities		(163)
Net decrease in cash and cash equivalents		(163)
Cash and cash equivalents, beginning		454
Cash and cash equivalents, ending	$	291

See Notes to Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC (the "Clearing Broker").

A summary of the Company's significant accounting polices is as follows:

Revenue Recognition: Commission and fee income is recognized when the services are delivered to the clients and are accounted for on an accrual basis.

Cash and Cash Equivalents: The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Depreciation and Amortization: Fixed assets are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life. Capitalized software is amortized using a straight-line method over three years.

Income Taxes: The Company, with the consent of its member, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the member account for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Guarantees: FASB Accounting Standard Codification ("ASC") 460-10, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2010.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

(in thousands)

Note 2. Going Concern

The Company has historically operated in a net loss position and has been dependent upon the Parent for capital contributions to fund its operations. It has also historically derived the majority of its revenues from clients of another subsidiary of the parent. The Parent and the other subsidiary have historically also operated in net loss positions and will require additional sources of liquidity in 2011 to meet their obligations, creating substantial doubt about their ability, and consequently the Company's ability, to continue operations for a reasonable period of time. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty. Management is considering ways in which to obtain additional liquidity in 2011, including obtaining further capital contributions and gaining new clients in order to increase revenues and generate positive cash flows.

Note 3. Transaction with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company did not have any margin accounts at December 31, 2010.

At December 31, 2010, the Company has a liability of $88 to the Clearing Broker, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Position. The Company maintains a $50 clearing deposit with the Clearing Broker as required by FINRA.

Note 4. Fixed Assets

Fixed assets as of December 31, 2010 consist of:

Computers and printers	$	36
Office equipment		2
		38
Less accumulated depreciation		(37)
Fixed assets, net	$	1

Note 5. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2011 with minimum annual rental payments. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 6). Rent expense, which is included in occupancy and equipment expense on the statement of operations, allocated to the Company was $47 for the year ended December 31, 2010.

At December 31, 2010, the Company did not have any subordinated borrowings.

(in thousands)

Note 6. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and other shared services. During 2010, the Parent allocated $398 of various expenses to the Company pursuant to the Expense Sharing Agreement to the Company. These expenses are included in multiple line items in the Statement of Operations. In addition, the Company has a payable of $27 to its Parent at December 31, 2010.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2010, $5 was allocated to and expensed by the Company related to this plan, and is included within personnel costs in the statement of operations.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with MAS through its Clearing Broker. Fee income earned by the Company from CIC was approximately $252 for the year ended December 31, 2010. There were no amounts due from CIC at December 31, 2010. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies using the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. Fee income earned by the Company from CbFA was approximately $44 for the year ended December 31, 2010. Fee income incurred by the Company to CbFA was approximately $12 for the year ended December 31, 2010. There were no amounts due to/from CbFA at December 31, 2010

Note 7. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Company ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company mitigates it risk relative to cash by maintaining relationships with, what management believes to be a high credit quality financial institution and clearing agent.

The Company has been advised by the Clearing Broker that the Clearing Broker maintains additional insurance coverage provided through London Underwriters, led by Lloyd's of London Syndicate, whereby aggregate losses are subject to a coverage limit of $1 billion and individual client losses of $1.9 million.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

The Company did not hold any financial instruments or securities during the year ended or at December 31, 2010.

(in thousands)

Note 8. Concentrations

During 2010, approximately 51% and 32% of revenues were derived, respectively, from two customers. One customer, CIC, is an affiliate of the Parent, as described in Note 6. The other customer is an unrelated third party. At December 30, 2010, there were $0 and $164, respectively, due from CIC and the unrelated third party.

Note 9. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $195 which was $145 in excess of the required net capital of $50. The Company's aggregated indebtedness at December 31, 2010 was $146, and its aggregate indebtedness to net capital ratio was 0.8 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

Managed Account Services, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010
(in thousands)

Net capital:		
Total member's equity		$ 402
Deductions:		
Non-Allowable assets		
Deposits with clearing broker and others	$ 3	
Receivables	164	
Prepaid expenses	39	
Fixed assets	1	
Total nonallowable assets		207
Net capital		$ 195
Aggregate Indebtedness		
Items included in Statement of Financial Condition		
Due to Parent		$ 27
Accounts payable and accrued expenses		120
Total aggregate indebtedness		$ 147
Computation of basic net capital requirement		
Minimum Net Capital Required (Greater of $50,000 or 6 2/3 of aggregate Indebtedness)		$ 50
Excess Net Capital		$ 145
Ratio: Aggregate indebtedness to net capital		0.8 to 1%

Note: There were not material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing, accordingly, no reconciliation is required.

McGladrey

Independent Auditor's Report on Internal Control

To the Member
Managed Account Services, LLC
Wayne, Pennsylvania

In planning and performing our audit of the financial statements of Managed Account Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified . We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 28, 2011

Managed Account Services, LLC
(A Wholly Owned Subsidiary of
Clearbrook Global Advisors, LLC)

Financial Report
December 31, 2010